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                                              Filed by Verso Technologies, Inc.
                                              Pursuant to Rule 425 of the
                                              Securities Act of 1933
                                              Subject Company: Telemate.Net
                                              Commission File No. 333-62262



                            SPECIAL NOTICE REGARDING
            VERSO TECHNOLOGIES, INC. AND TELEMATE.NET SOFTWARE, INC.
                          PENDING BUSINESS COMBINATION

                                NOVEMBER 15, 2001

         Reference is made to that certain (i) Agreement and Plan of Merger dated May 4, 2001, as amended by the First Amendment thereto dated June 1, 2001, among Verso Technologies, Inc. ("Verso"), Telemate.Net Software, Inc. ("Telemate.Net"), and a wholly-owned subsidiary of Verso; and (ii) the Joint Proxy Statement/Prospectus of Verso and Telemate.Net dated October 12, 2001, relating to, among other things, the proposed acquisition by Verso of Telemate.Net by means of a merger (the "Merger").

         As more fully discussed in the Joint Proxy Statement/Prospectus, Verso and Telemate.Net estimate that the merger consideration and the associated exchange ratio for the Merger will be adjusted for both Telemate.Net's unrestricted cash and the number of Telemate.Net's vested in-the-money options at the closing of the Merger.

         As of November 14, 2001, Telemate.Net and Verso estimate that at the closing of the Merger:

         -        Telemate.Net will have $19.9 million in unrestricted cash; and

         - The number of Telemate.Net's vested in-the-money options will equal 1,134,832 Telemate.Net shares.

         Accordingly, based on the November 14, 2001 closing price of the Verso common stock of $ .62 per share and the 9,449,645 outstanding shares of Telemate.Net common stock as of November 14, 2001, Verso and Telemate.Net estimate that the exchange ratio in the Merger will be 2.62, which will result in Telemate.Net shareholders receiving 2.62 shares of Verso common stock for each share of Telemate.Net common stock that they own.

         Verso and Telemate.Net shareholders may call D.F. King & Co., Inc. at 1-800-549-6746 if they have questions.